

10000027

NO-ACT

ACT ICA
SECTION 15(a)
RULE
PUBLIC AVAILABILITY 4/27/10

April 27, 2010
Our Ref. No. 2010321752
Claymore Advisors, LLC
File No. ~~801-62515~~ 28-11097

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated April 27, 2010 requests our assurance that we would not recommend enforcement action to the Commission against Claymore Advisors, LLC ("Claymore Advisors") under Section 15(a) of the Investment Company Act of 1940 (the "Investment Company Act") if, under the circumstances described in your letter, Claymore Advisors continues to serve as investment adviser to certain series of Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2 (together, the "Trusts") pursuant to a written investment advisory agreement that has not been approved by the vote of a majority of the outstanding voting securities of such series.[1]

BACKGROUND

You state the following: each of the Trusts is registered with the Commission as an open-end management investment company. Claymore Exchange-Traded Fund Trust is comprised of nineteen series and Claymore Exchange-Traded Fund Trust 2 is comprised of sixteen series (each such series, a "Fund") that all operate as exchange-traded funds ("ETFs"). Claymore Advisors, an investment adviser registered under the Investment Advisers Act of 1940, currently serves as adviser to each Trust. Claymore Advisors is a wholly owned subsidiary of Claymore Group Inc. ("Claymore Group").

On July 17, 2009, Claymore Group entered into an agreement and plan of merger between and among Claymore Group, Claymore Holdings, LLC and GuggClay Acquisition, Inc. pursuant to which Claymore Group and its subsidiaries (including Claymore Advisors) would become indirect, wholly owned subsidiaries of Guggenheim Partners, LLC ("Guggenheim") upon the closing of such transaction (the "Guggenheim Transaction"). The Board of Trustees of each Trust (each, a "Board" and together, the "Boards") was advised that the closing of the Guggenheim Transaction would cause the automatic termination of each Trust's then-current investment advisory agreement with Claymore Advisors (each, an "Original Advisory Agreement") pursuant to such agreement's terms.

On September 28, 2009, the Board of each Trust, including those trustees who are not "interested persons" as defined in the Investment Company Act, after determining that it would be appropriate for Claymore Advisors to continue to serve as investment adviser to the Funds, approved an interim investment advisory agreement between such Trust and Claymore Advisors (each, an "Interim Advisory Agreement") pursuant to the requirements of Rule 15a-4(b)(2) under the Investment Company Act. Each Interim Advisory Agreement was scheduled to take effect as of the closing date of the

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[1] This letter confirms the position taken regarding Claymore Advisors under Section 15(a) of the Investment Company Act that the staff provided orally on March 10, 2010 to Jeremy Senderowicz, Esq., of Dechert LLP, counsel to Claymore Advisors.

Guggenheim Transaction (the "Guggenheim Effective Date") and was scheduled to terminate upon the earlier of: (a) 150 calendar days after the Guggenheim Effective Date and (b) the approval of a new advisory agreement (each, a "New Advisory Agreement") by the shareholders of each Fund (such period, the "Interim Period"). You represent that each Interim Advisory Agreement complies with the requirements of Rule 15a-4.[2] When the Guggenheim Transaction closed on October 14, 2009, each Trust's Original Advisory Agreement automatically terminated and its Interim Advisory Agreement took effect as of such date. Accordingly, both Interim Advisory Agreements were scheduled to expire on Saturday, March 13, 2010 (the "Termination Date").

As of March 10, 2010, Claymore Advisors and the Trusts believed that, despite all the efforts made, there was a high probability that the Trusts would not receive the number of votes necessary to constitute a quorum with respect to five Funds (such Funds, the "Remaining Funds") by the Termination Date.[3] You represent that Claymore Advisors and the Trusts acted promptly, immediately after the Guggenheim Effective Date, to prepare, print and mail the relevant proxy materials and made extraordinary efforts to enable a shareholder meeting to be held at which shareholders of each Fund could vote on the approval of the New Advisory Agreements, including retaining the services of an experienced proxy solicitation firm, The Altman Group ("Altman"), at the outset of the proxy process. You further represent that an overwhelming majority of the votes received from shareholders of the Funds (including the Remaining Funds) have been cast in favor of approving the New Advisory Agreements and that the only obstacle has been obtaining a quorum with respect to the Remaining Funds. You also argue that it has been a persistent problem for ETFs to obtain votes sufficient for a quorum within the 150-day time frame afforded by Rule 15a-4 under the Investment Company Act. ETFs are widely held and often experience frequent trading of their shares and therefore frequent turnover in the identity of their shareholders. You represent that Altman has advised the Trusts that, due to such frequent trading, the identities of the current shareholders of the Remaining Funds differ substantially from the shareholders as of the record date set for the shareholder meetings. Moreover, Altman has advised the Trusts that this shareholder turnover, and the resulting larger proportion of record-date shareholders that are no longer shareholders of a Remaining Fund, has made it difficult for the Remaining Funds to obtain a quorum as former shareholders typically are less willing to vote their proxies than current shareholders.

As of March 10, 2010, you proposed, in the event that each Board determined that it would be in the best interests of the Remaining Funds and their shareholders for

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[2] On September 28, 2009, the Board of each Trust also approved a New Advisory Agreement and recommended that such New Advisory Agreement be submitted to the shareholders of each Fund for their approval. Each New Advisory Agreement is scheduled to take effect with respect to each Fund upon its approval by the shareholders of such Fund.

[3] You state that the New Advisory Agreement already is in effect for all of other Funds.

Claymore Advisors to continue to serve as investment adviser to the Remaining Funds during the Additional Period (as defined below), to have Claymore Advisors continue to serve as investment adviser to each of the Remaining Funds pursuant to the requirements of Rule 15a-4 for an additional period of time after the expiration of the original 150-day period not to exceed the earlier of (x) the date on which such Remaining Fund obtains the votes necessary to achieve a quorum and holds a shareholder vote, and (y) forty-five calendar days after the Termination Date (the "Additional Period").[4] During the Additional Period, each Trust, upon the recommendation of its Board, would continue to seek the approval of the New Advisory Agreement by the shareholders of each Remaining Fund. In light of the continuing extensive proxy solicitation efforts, Claymore Advisors and the Trusts believed that they would be able to obtain a quorum for the Remaining Funds before the expiration of the Additional Period.

In your proposal, you represented that Claymore Advisors would serve as investment adviser to such Remaining Funds for the Additional Period without any compensation or any reimbursement of its costs. You further represented that, other than changes to reflect the new termination date and the absence of any compensation or reimbursement of costs to Claymore Advisors for the Additional Period, the terms and conditions of the Interim Advisory Agreements would remain the same. You also represented that Fund shareholders have not incurred any expenses associated with the Guggenheim Transaction or the New Advisory Agreements, including the solicitation of requisite shareholder approval of such agreements, and that Claymore Advisors has borne all postage, printing, tabulation and proxy solicitation costs relating to the Guggenheim Transaction and the approval of the New Advisory Agreements, including all of the expenses associated with the preparation and filing of Form N-14 and other relevant filings with the Commission. Moreover, during the Additional Period, Claymore Advisors would continue to bear all costs and expenses related to the Guggenheim Transaction and the New Advisory Agreements.

Accordingly, as of March 10, 2010, you requested assurance that we would not recommend enforcement action against Claymore Advisors under Section 15(a) of the Investment Company Act if Claymore Advisors continued to serve as investment adviser to the Remaining Funds for the Additional Period pursuant to a written investment advisory agreement that has not been approved by the vote of a majority of the outstanding voting securities of such funds.

LEGAL ANALYSIS

Section 15(a) of the Investment Company Act states, in relevant part, that it shall be unlawful for any person to serve or act as an investment adviser of a registered investment company, except pursuant to a written contract, which has been approved by the vote of a majority of the outstanding voting securities of such registered company.

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[4] In fact, the Boards made this determination at a special meeting held on March 12, 2010.

Section 15(a) was adopted to give fund shareholders a voice in approving fund investment advisory contracts and to prevent trafficking in fund advisory contracts.[5]

Rule 15a-4 under the Investment Company Act provides a temporary exemption from the shareholder approval requirement in Section 15(a) in circumstances in which the previous advisory contract was terminated by the board of directors or by the vote of a majority of the outstanding voting securities of the registered investment company, by a failure to renew the previous advisory contract, or by an assignment of the previous advisory contract, as defined in Section 2(a)(4) of the Investment Company Act. Rule 15a-4 permits a person to act as an investment adviser to a registered investment company under an interim advisory agreement that has not been approved by the company's shareholders for a period of 150 days following the date on which the previous contract terminated, subject to the requirements set forth in the rule.[6] Rule 15a-4 was designed to prevent registered investment companies from being harmed by losing investment advisory services before shareholders can approve a new investment advisory contract.[7]

On the basis of the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission against Claymore Advisors under Section 15(a) of the Investment Company Act if, under the circumstances described in your letter, Claymore Advisors continues to serve as investment adviser to each Remaining Fund pursuant to a written investment advisory agreement that has not been approved by the vote of a majority of the outstanding voting securities of such Remaining Fund.[8]

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5 See Hearings on S. 3580 Before the Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d. Sess. 253 (1940) (statement of David Schenker). See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 at n.4 (Nov. 29, 1999) ("Adopting Release").

6 The requirements of Rule 15a-4 differ depending on the particular Rule 15a-4 event that triggered the termination of the previous advisory agreement. See 17 CFR § 270.15a-4(b)(l) and (b)(2). See also Adopting Release.

7 See Adopting Release at n. 6 and accompanying text. In the Adopting Release, the Commission also noted that "[a]lthough some commenters argued for a longer period, our experience has shown that funds generally have not needed more than 150 days for an interim contract."

8 See, e.g., Mellon Equity Associates, LLP (pub. avail. Apr. 1, 2005) (staff agreed not to recommend enforcement action to the Commission under Section 15(a) of the Investment Company Act against an investment adviser temporarily serving as adviser to a series of a registered open-end management investment company pursuant to a written advisory agreement that had not been approved by the vote of a majority of outstanding voting securities of such series on the basis of a number of representations similar to

This response expresses our views on enforcement action only and does not express any legal conclusions on the questions presented. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.



Shannon Conaty
Senior Counsel

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those in this letter, including that the adviser would serve without any compensation or reimbursement of its costs).

Dechert
LLP

1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com
+212 641 5669 Direct
+212 698 3599 Fax

April 27, 2010

VIA FEDERAL EXPRESS

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief from certain provisions of Section 15(a) of the Investment Company Act of 1940

Dear Mr. Scheidt:

For the reasons detailed below, we respectfully request that the staff of the Division of Investment Management (the "Staff") recommend that the Securities and Exchange Commission (the "SEC" or "Commission") not take enforcement action against Claymore Advisors, LLC ("Claymore Advisors") under Section 15(a) of the Investment Company Act of 1940 (the "Investment Company Act") if it continues to serve as investment adviser to certain series of Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2 (each, a "Trust"), for a limited time period, pursuant to a written investment advisory agreement that has not been approved by the vote of a majority of the outstanding voting securities of each such series, on the terms set forth below.

This relief request reflects extensive discussions between Claymore Advisors and the Staff prior to March 10, 2010. Except as otherwise specified, the representations set forth below were also made by Claymore Advisors and/or the Trusts, as applicable, as of March 10, 2010.

I. BACKGROUND

A. Background and Timing of the Guggenheim Transaction

Claymore Advisors is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Claymore Advisors advises (a) Claymore Exchange-Traded Fund Trust, an open-end management investment company registered under the Investment Company Act, which, as of March 10, 2010, was comprised of 19 series, or portfolios; and (b) Claymore Exchange-Traded Fund Trust 2, an open-end management investment company registered under the Investment Company Act, which, as of March 10, 2010, was comprised of 16 series, or portfolios (each such portfolio of either Trust referred to herein as a "Fund") that all operate as exchange-traded funds ("ETFs").[1] Claymore Advisors is a wholly-owned subsidiary of Claymore Group Inc. ("Claymore Group").

On July 17, 2009, Claymore Group entered into an agreement and plan of merger between and among Claymore Group, Claymore Holdings, LLC and GuggClay Acquisition, Inc., (with the latter two entities being wholly-owned, indirect subsidiaries of Guggenheim Partners, LLC ("Guggenheim")), pursuant to which Claymore Group and its subsidiaries, including Claymore Advisors, would become indirect, wholly-owned subsidiaries of Guggenheim (the "Guggenheim Transaction") upon the closing of the Guggenheim Transaction. The Board of Trustees of each Trust (each, a "Board" and together, the "Boards") was advised that the closing of the Guggenheim Transaction would cause the automatic termination of each Trust's then-current investment advisory agreement with Claymore Advisors (each, an "Original Advisory Agreement") pursuant to such agreement's terms and, accordingly, that it would be necessary for the Board to consider the approval of a new investment advisory agreement for each Trust with Claymore Advisors if the Board determined that it would be appropriate for Claymore Advisors to continue to provide services to the Funds.

Following such notification, the Board carefully considered information it deemed necessary and appropriate regarding Claymore Advisors, Guggenheim and the Guggenheim Transaction, and determined that it would be appropriate for Claymore Advisors to continue to serve as investment adviser to the Funds following the Guggenheim Transaction. Accordingly, on September 28, 2009, the Board of each Trust (including those trustees who are not "interested persons" as defined in the Investment Company Act), after making such determination, approved an interim investment advisory agreement between such Trust and Claymore Advisors (each, an "Interim Advisory Agreement") pursuant to the requirements of Rule 15a-4(b)(2) under the Investment Company Act. Each Interim Advisory Agreement was scheduled to take effect as of the closing date of the Guggenheim Transaction (such closing date being the "Guggenheim Effective Date") and was scheduled to terminate upon the earlier of: (a) 150 calendar days after the Guggenheim Effective Date and (b) the approval of a new advisory agreement (each, a "New Advisory Agreement") by the shareholders of each Fund (such period, the "Interim Period"). Each Interim Advisory Agreement complies with the requirements of Rule 15a-4.

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[1] Six of the 35 Funds commenced operations following the Guggenheim Effective Date (as defined herein). Accordingly, there was no termination of those Funds' investment advisory agreement following the approval of such agreement by the initial shareholder of each such Fund, and those Funds thus were not required to solicit shareholder approval for a new agreement.

On September 28, 2009, the Board of each Trust also approved a New Advisory Agreement for each Trust and recommended that such New Advisory Agreement be submitted to the shareholders of each Fund for their approval. Each New Advisory Agreement is to take effect with respect to each Fund upon its approval by the shareholders of such Fund and would have an initial term of one year. Thereafter, each New Advisory Agreement will continue in effect only if its continuance is approved by the applicable Trust's Board. Other than effective dates, the terms and conditions of each New Advisory Agreement are substantively identical to those of the corresponding Original Advisory Agreement.

The Guggenheim Transaction closed on October 14, 2009, whereby GuggClay Acquisition, Inc. merged into Claymore Group, which was the surviving entity. The completed merger resulted in a change of control whereby Claymore and its subsidiaries, including Claymore Advisors, became indirect, wholly-owned subsidiaries of Guggenheim, and, accordingly, each Trust's Original Advisory Agreement automatically terminated as of such date pursuant to its terms. Each Interim Advisory Agreement accordingly took effect as of such date.

B. Timing of Shareholder Voting

Although the Board approved the Interim Advisory Agreements and New Advisory Agreements in a joint meeting held in late September, at that time there was uncertainty as to when the Guggenheim Transaction would officially close. In order to avoid a "stale" record date and increase the chances of the Funds achieving a quorum for the shareholder vote (by attempting to minimize changes in the identities of Fund shareholders between the record date and the meeting date, as further discussed in section III.A below) while simultaneously maximizing the amount of time available to the Trusts to solicit shareholder votes, the Board determined that it was in the best interests of the Funds and their shareholders to set a record date after the closing of the Guggenheim Transaction, but to do so as quickly as possible following such closing. Pursuant to Rule 14a-13(a)(3) under the Securities Exchange Act of 1934, as amended, a broker notice must be sent out 20 business days prior to a record date. The Guggenheim Transaction closed on October 14, 2009, and the broker notice was provided immediately thereafter on such date. The record date was thus set as November 13, 2009, the 21st business day following the date of the closing.

Claymore Advisors and the Trusts (a) acted promptly, immediately after the Guggenheim Effective Date, to prepare, print and mail the relevant proxy materials and (b) have made extraordinary efforts to enable a shareholder meeting to be held at which shareholders of each Fund could vote on approval of the New Advisory Agreements under the circumstances and within the time frame mandated by relevant law. The Trusts' preliminary proxy statement was filed with the Commission on October 26, 2009, so that the definitive proxy statement would include information based upon the Fund shareholders as of the record date. On December 4,

2009, the Trusts filed the definitive proxy statement, and began printing and mailing the proxy statement to the shareholders of the Funds. The proxy statement contained notice of a joint special meeting of shareholders of the Funds to be held on January 12, 2010, for the purpose of voting on the approval of each New Advisory Agreement.

From January 12, 2010 to March 10, 2010, four joint special meetings of shareholders of the Funds were held.[2] At each meeting, the shareholders of certain Funds voted to approve the New Advisory Agreement, but certain Funds were unable to achieve the requisite number of shareholder votes necessary for a quorum under the Trusts' Bylaws. Therefore, for those Funds which did not attain a quorum, each joint special meeting of shareholders of those Funds was adjourned to a later date. In each case, on the next day following the meeting date, definitive additional proxy materials were filed with the SEC and mailed to shareholders of the Funds that had not received a quorum, containing notice of such adjournment and the additional time for such shareholders to cast their proxy votes.

After such meetings and as of the close of business on March 10, 2010, a quorum still had not been obtained for five out of the 29[3] Funds (the "Remaining Funds").[4] As discussed in further detail below, as of March 10, 2010, Claymore Advisors and the Trusts believed that, despite all the efforts made to obtain a quorum, there was a high probability that the Trusts would not receive the number of votes necessary to constitute a quorum with respect to the Remaining Funds by the date on which both Interim Advisory Agreements were scheduled to expire, which was Saturday, March 13, 2010 (the "Termination Date"). As of March 10, 2010, the New Advisory Agreement was already in effect with respect to all of the other Funds.

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2 A fifth meeting was subsequently held on March 12, 2010.

3 See *supra* note 1.

4 The Remaining Funds are: (a) Claymore/Raymond James SB-1 Equity ETF and Claymore/S&P Global Dividend Opportunity Index ETF, each a series of Claymore Exchange-Traded Fund Trust, and (b) Claymore/Delta Global Shipping Index ETF, Claymore/MAC Global Solar Energy Index ETF and Claymore/Robb Report Global Luxury Index ETF, each a series of Claymore Exchange-Traded Fund Trust 2. Under each Fund's organizational documents, 50% or more of each Fund's outstanding shares constitute a quorum. An overwhelming majority of the votes received from shareholders of each Fund (including the Remaining Funds) regarding the New Advisory Agreements have been cast in favor of approving the New Advisory Agreements; the only obstacle has been obtaining a quorum with respect to the Remaining Funds. Based on these voting patterns, the Trusts expect that once each Remaining Fund achieves a quorum, the number of votes cast in favor of the New Advisory Agreement with respect to each Remaining Fund will exceed the threshold of a "majority of the outstanding voting securities" as defined in Section 2(a)(42) of the Investment Company Act.

As of March 10, 2010, Claymore Advisors had continued to act as investment adviser for the Funds pursuant to the Interim Advisory Agreements in reliance on Rule 15a-4 since the Guggenheim Effective Date.[5] However, with respect to the Remaining Funds, if each Interim Advisory Agreement were to expire on the Termination Date without an extension, the Remaining Funds would no longer have an effective investment advisory agreement in place with Claymore Advisors. In such event, Claymore Advisors would be, as of the time of such expiration, prohibited from acting as investment adviser of the Remaining Funds under Section 15(a) of the Investment Company Act.

C. Claymore Advisors Proposals and Board Determinations

As of March 10, 2010, Claymore Advisors proposes that, in the event that each Board determines that it would be in the best interests of the Remaining Funds and their shareholders for Claymore Advisors to continue to serve as investment adviser to each of the Remaining Funds during the Additional Period (as defined below), then Claymore Advisors would continue to serve in such capacity pursuant to the requirements of Rule 15a-4 for an additional period after the expiration of the original 150-day period not to exceed the earlier of (x) the date on which such Remaining Fund obtains the votes necessary to achieve a quorum and holds a shareholder vote and (y) forty-five calendar days after the Termination Date (the "Additional Period"). As discussed in more detail below, among other conditions, Claymore Advisors would agree to serve as investment adviser to such Remaining Funds for the Additional Period without any compensation or any reimbursement of its costs.

At a special meeting on March 12, 2010, the Board of each Trust did in fact determine that it would be in the best interests of the Remaining Funds and their shareholders for: (i) Claymore Advisors to continue to serve as investment adviser to each Remaining Fund pursuant to the terms and conditions of the Interim Advisory Agreements for the Additional Period subject to certain additional terms and conditions as set forth herein, while continuing efforts to obtain a quorum for each Remaining Fund; (ii) Claymore Advisors to serve as investment adviser to each Remaining Fund pursuant to each New Advisory Agreements; and (iii) the shareholders of each Remaining Funds to approve such Fund's New Advisory Agreement.

In reaching these determinations, the Board considered that: (a) in September 2009 it had determined that it was in the best interests of the Funds and their shareholders for (i) Claymore Advisors to continue serving as investment adviser during the Interim Period in compliance with

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[5] For all of the Funds other than the Remaining Funds, Claymore's service as investment adviser under the Interim Advisory Agreements ceased as of the date each such Fund's shareholders approved its New Advisory Agreement.

the requirements of Rule 15a-4 and (ii) for the New Advisory Agreement to be approved by the shareholders, and that nothing had occurred since September 2009 which would cause the Board to reach a different conclusion with respect to either of these initial determinations; (b) Claymore Advisors had undertaken extensive efforts to obtain a quorum for each Fund during the Interim Period and would be taking more extensive steps during the proposed Additional Period, in order to afford each Remaining Fund the best opportunity to obtain a quorum necessary for a vote on the approval of the New Advisory Agreement (which, as set forth above, the Board determined was in the best interests of the Remaining Funds and their shareholders); (c) if it was not possible for Claymore Advisors to receive relief from the Commission or the Staff regarding the proposed Additional Period and any Remaining Fund did not vote to approve the New Advisory Agreement by the Termination Date, the only other practical option would be for such Remaining Fund to be liquidated immediately as (i) it would not be feasible for such Remaining Fund to continue to operate without an investment adviser,[6] and (ii) any other advisory arrangements would themselves require shareholder approval which could not be obtained prior to the Termination Date; (d) any such liquidation would likely be disorderly and not in the best interests of the Remaining Funds and their shareholders, as the Remaining Funds would be forced to quickly sell portfolio securities prematurely or otherwise at an inopportune time or under inopportune circumstances; (e) while liquidation would still likely be the only feasible option with respect to any such Remaining Funds which did not obtain the necessary vote by the end of the proposed Additional Period, in such event the ensuing liquidation of such Remaining Funds could proceed in a more orderly fashion and thus would be less likely to be detrimental to shareholders; and (f) an overwhelming majority of the votes received on behalf of the shareholders of each Remaining Fund were in favor of approval of the New Advisory Agreements.

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6 We note that there are certain daily functions that must be performed by an adviser of an index-based ETF aside from formal index rebalances, such as: (a) designating the identities and amounts of the portfolio securities in the daily creation and redemption baskets, (b) investing any cash that may come in as a result of a creation (such as in the case of a custom order) and processing any redemptions, (c) reflecting any minor adjustments to an index as a result of a corporate action, and (d) implementing a Fund's valuation procedures in the event of a "significant event" or other issue relating to the valuation of a portfolio security. In addition, as of March 10, 2010, Claymore Advisors believed that if the Interim Advisory Agreement were to terminate as of March 13, 2010 with respect to the Remaining Funds, the Funds would need to disclose the fact that they no longer had an investment adviser. Claymore Advisors believed that it was inconceivable that the Remaining Funds would survive in the marketplace following such event and resulting disclosure—the result would be the disorderly liquidation of the Remaining Funds to the detriment of their shareholders. Accordingly, if Claymore Advisors were unable to serve as investment adviser for any such Additional Period, as of March 10, 2010 Claymore Advisors would almost certainly have recommend to the Boards that the Funds be liquidated in an orderly fashion rather than the disorderly liquidation that would have resulted from the end of Claymore Advisors' service as investment adviser (and Claymore Advisors expected that each Board would have found such recommended liquidation to have been in the best interests of the Remaining Funds' shareholders in light of the alternative).

During the Additional Period, each Trust, upon the recommendation of its Board, will continue to seek the approval of the New Advisory Agreement by the shareholders of each Remaining Fund. Also, during the Additional Period, Claymore Advisors and its proxy solicitor, The Altman Group ("Altman"), will continue their extensive proxy solicitation efforts to: (a) concentrate further on the key broker-dealers who hold substantial unvoted positions in the Remaining Funds; (b) focus such efforts on senior management of such broker-dealers rather than the broker-dealers' proxy groups, in an effort to facilitate additional cooperation in obtaining votes from the clients of such broker-dealers; and (c) make clear to such senior management that the Remaining Funds are facing liquidation if a quorum is not obtained. Claymore Advisors and Altman have seen evidence of progress in their escalated efforts during the latter days of the original 150-day period to obtain a quorum for the Remaining Funds. As of March 10, 2010, in light of the continuing extensive proxy solicitation efforts, Claymore Advisors and the Trusts believed that they would be able to obtain a quorum for the Remaining Funds before the expiration of the Additional Period.

For the reasons set forth below, Claymore Advisors and the Trusts request that the Staff recommend that the Commission not take enforcement action against Claymore Advisors if it continues to serve as investment adviser to the Remaining Funds during the Additional Period pursuant to the amended Interim Advisory Agreement.

II. RELEVANT LAW

Section 15(a) of the Investment Company Act provides that it is unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract has been approved by the vote of a majority of the outstanding voting securities of such registered company, and which contains the substantive terms specified in Section 15(a)(1)-(4). Rule 15a-4 under the Investment Company Act provides, however, that notwithstanding Section 15(a) of the Investment Company Act, a person may act as investment adviser for a fund under an interim contract after the termination of a previous contract if the applicable conditions contained in Rule 15a-4(b) are met.[7] Rule 15a-4(a)(2) defines such an "interim contract" to mean a written investment advisory contract (i) that has not been approved by a majority of the fund's outstanding voting securities, and (ii) that has a duration no greater than 150 days following the date on which the previous contract terminates.

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[7] Rule 15a-4(b)(2) (as opposed to Rule 15a-4(b)(1)) applies to each Trust's Interim Advisory Agreement because the Original Advisory Agreement was terminated by an assignment by a controlling person of Claymore Advisors (*i.e.*, Claymore Group) in connection with which assignment Claymore Group received money or other benefit.

III. BASIS FOR NO-ACTION POSITION

As outlined in Section I of this letter, Claymore Advisors and the Trusts (a) acted promptly, immediately after the Guggenheim Effective Date, to prepare, print and mail the relevant proxy materials and (b) have made extraordinary efforts to enable a shareholder meeting to be held at which shareholders of each Fund could vote on approval of the New Advisory Agreements under the circumstances and within the time frame mandated by relevant law. The Board was apprised at an early date of the consequences that the closing of the Guggenheim Transaction would have for the Trusts' Original Advisory Agreements with Claymore Advisors. The Board acted in an appropriate and timely manner to approve both the Interim Advisory Agreements and the New Advisory Agreements in advance of the closing of the Guggenheim Transaction in preparation for the Original Advisory Agreements' automatic termination (required by Section 15(a) of the Investment Company Act) upon the closing of the Guggenheim Transaction. Claymore Advisors retained an experienced and well-respected proxy solicitor, Altman, at the outset of the proxy process, and Altman has engaged in extensive efforts to facilitate a quorum for each Fund, including the Remaining Funds. It should be noted that due to business concerns, it was not practical for the consummation of the Guggenheim Transaction to be conditioned upon approval of the New Advisory Agreements by the shareholders of each Fund. Accordingly, Claymore Advisors and the Board of each Trust deemed it was necessary to rely on Rule 15a-4 and enter into the Interim Advisory Agreements to enable the Remaining Funds to continue to operate normally without an interruption in advisory services provided by Claymore Advisors.

While Section 15(a) of the Investment Company Act prohibits any person from acting as investment adviser to a registered investment company without a written investment advisory contract that has been approved by a majority of the outstanding voting securities of such registered company, and Rule 15a-4 under the Investment Company Act provides for a 150-day limit on the terms of interim advisory contracts, Claymore Advisors and the Board of each Trust believe that it is appropriate for Claymore Advisors to continue serving as investment adviser to each Remaining Fund given the facts outlined in Section I of this letter.

A. The Remaining Funds' Problems Obtaining a Quorum Are Due to Issues Unique to ETFs

Each of the Remaining Funds is an ETF. ETFs such as the Remaining Funds trade on a secondary exchange and thereby provide intraday liquidity to shareholders. As such, ETFs are widely held and often experience frequent trading of their shares, and thus have frequent turnover in the identity of their shareholders. Altman has advised the Trusts that, due to such frequent trading, the identities of the current shareholders of the Remaining Funds differ substantially from the shareholders as of the record date set for their shareholder meetings. While the Remaining Funds set the record date as November 13, 2009 (which was as close to the originally scheduled joint shareholder meeting date as was practicable, as set forth above), Altman has advised the Trusts that this shareholder turnover, and the resulting larger proportion of record-date shareholders that are no longer shareholders of a Remaining Fund, nevertheless made it difficult for the Remaining Funds to obtain a quorum within the original 150-day term of the Interim Advisory Agreement.[8] Indeed, shareholder proxy solicitation firms such as Altman have noted that it has been a persistent problem for ETFs generally to obtain votes sufficient for a quorum within the 150-day time frame afforded by Rule 15a-4 under the Investment Company Act.[9] Moreover, Altman has advised the Trusts that it has experienced the following additional issues in obtaining a quorum for each Remaining Fund:

- Typically, the only record holders of ETFs are institutions known as "authorized participants" ("APs") and other broker-dealers which often hold ETF shares on behalf of their clients. Often, such clients have not consented to the release of their identities as shareholders of an ETF: in fact, Altman has learned that certain of the Remaining Funds have an extraordinarily high percentage (ranging from approximately 61% to 82%) of shareholders in this category. In such circumstances, the proxy solicitor thus cannot contact such shareholders directly by phone and must ask the AP to cooperate with the solicitor in sending the proxy materials to the retail shareholder on behalf of the soliciting ETF.

- As ETFs do not typically hold annual shareholder meetings, ETF shareholders are not used to receiving proxy solicitations from their funds. Altman has observed that ETF shareholders who receive proxy solicitations are less likely to respond to such solicitations than shareholders of closed-end funds, who are used to receiving proxies on an annual basis.

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8 Typically, such former shareholders are less willing to vote their proxies than current shareholders.

9 We recognize that in its release adopting amendments to Rule 15a-4, the Commission noted that its "experience has shown that funds generally have not needed more than 150 days for an interim contract." Investment Company Act Release No. 24177, and n.25 therein (November 29, 1999) (the "1999 Adopting Release").

B. If the Interim Advisory Agreements Had Expired as of the Original Termination Date, the Remaining Funds Would Have Been Forced To Liquidate To the Detriment of Their Shareholders

If Claymore Advisors would not be able to continue providing investment advisory services to the Remaining Funds as of March 13, 2010, the Remaining Funds would not be able to continue investment operations.[10] It would be impracticable for the Remaining Funds to negotiate and enter into an investment advisory contract with an investment adviser other than Claymore Advisors, and it certainly would not be possible for the Remaining Funds to obtain shareholder approval of another investment advisory contract by the Termination Date. Accordingly, for all practical purposes, if a quorum is not achieved and the New Advisory Agreement is therefore not been approved by the Termination Date, the only two options for the Remaining Funds is to (i) liquidate immediately, or (ii) allow Claymore Advisors to continue to serve as investment adviser. The Board of each Trust has previously determined, per its approval of the Interim Advisory Agreement and its recommendation that shareholders approve the New Advisory Agreement, that it was in the best interests of the shareholders of each Fund for Claymore Advisors to continue as each Fund's investment adviser.[11]

In adopting amendments to Rule 15a-4 covering assignments such as the one which occurred as a result of the Guggenheim Transaction, the Staff stated that the amendments were "designed to preserve the status quo while shareholder approval is sought for a new contract."[12] The relief requested hereunder is sought for this very purpose, and not to change the Remaining Funds' advisory arrangements in any way. We note that the Staff has provided no-action relief to allow a fund to enter into a second interim advisory agreement with another adviser after an initial interim agreement with a different adviser had expired (the "Mellon Letter").[13] Finally, it should be noted that all Funds who have attained a quorum for the shareholder vote at the four[14] shareholder meetings held from January 12, 2010 through March 10, 2010 have approved the New Advisory Agreements, with an overwhelming majority of the votes cast being in favor of

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10 See supra note 6.

11 Further, as noted above, on March 12, 2010, each Board renewed these determinations and approved the extension of the term of the Interim Advisory Agreement. At such time, the Boards also determined (as set forth in section I.C above) that immediate liquidation would be adverse to Remaining Fund shareholders.

12 See the 1999 Adopting Release, supra note 9.

13 See Mellon Equity Associates, LLP (April 1, 2005).

14 See *supra* note 2.

such approval; the only issue has been obtaining a quorum on behalf of the Remaining Funds. Accordingly, there should be no reason for the Staff to take the position that the shareholders of the Remaining Funds have voted to reject the New Advisory Agreement. We note that various Staff statements regarding the alternative outcomes under Rule 15a-4 have discussed a fund's shareholders voting to accept or voting to reject new advisory agreements but not the third outcome of difficulty in obtaining a quorum.[15]

C. Conditions and Representations

As of March 10, 2010, Claymore Advisors agreed to continue serving as investment adviser to the Remaining Funds during the Additional Period subject to the following conditions:

- As set forth above, the Additional Period with respect to any Remaining Fund will not exceed the earlier of (x) the date on which such Remaining Fund obtains the votes necessary to achieve a quorum and holds a shareholder vote and (y) forty-five calendar days after the Termination Date.

- Claymore Advisors will serve as investment adviser to the Remaining Funds during the Additional Period without any compensation or any reimbursement of its costs.

- As set forth above, during the Additional Period, each Trust, upon the recommendation of its Board, will continue to seek the approval of the New Advisory Agreement by the shareholders of each Remaining Fund and Claymore Advisors, in conjunction with Altman, will continue to undertake extensive efforts to obtain the votes necessary to achieve a quorum and hold a shareholder vote with respect to the New Advisory Agreements.

- Other than changes to reflect the new termination date and the absence of any compensation or reimbursement of costs to Claymore Advisors for the Additional Period, the terms and conditions of the Interim Advisory Agreements will remain the same and in effect during the Additional Period.

- Fund shareholders have not incurred any expenses associated with the Guggenheim Transaction or the New Advisory Agreements, including the solicitation of requisite shareholder approval of such agreements, and Claymore Advisors has borne all postage, printing, tabulation and proxy solicitation costs relating to the Guggenheim Transaction

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15 See, e.g., Investment Company Act Release No. 10889 (August 6, 1979), at n. 12; Investment Company Act Release No. 23325 (July 22, 1998), at III.D.; 1999 Adopting Release, supra note 9, at III.B.

and the approval of the New Advisory Agreements, including all of the expenses associated with the preparation and filing of Form N-14 and other relevant filings with the Commission. During the Additional Period, Claymore Advisors will continue to bear all costs and expenses related to the Guggenheim Transaction and the New Advisory Agreements.

Claymore Advisors further represents that (i) if any Remaining Fund does not obtain the requisite vote by the end of the additional 45-day period, Claymore Advisors will recommend to the Board of each Trust that any such Fund then be liquidated, and (ii) Claymore Advisors and the Board of each Trust understand that no further extensions of the Interim Advisory Agreement will be permissible.

IV. REQUESTS FOR RELIEF

For the foregoing reasons, both Claymore Advisors and the Board of each Trust agree that the best interests of shareholders would be served by Claymore Advisors continuing to serve as investment adviser to each of the Remaining Funds for the Additional Period pursuant to a written investment advisory agreement that has not been approved by the vote of a majority of the outstanding voting securities of each such Remaining Fund and on the terms and conditions set forth above. We therefore request that the Staff not recommend enforcement action against Claymore Advisors under Section 15(a) of the Investment Company Act if Claymore Advisors so serves.

Please call me at (212) 641-5669 or Stuart Strauss at (212) 698-3529 if you have any questions or comments regarding this letter.

Sincerely,



Jeremy Senderowicz

cc: Kevin M. Robinson